Ground Floor, 138 West Street
Sandown, South Africa
P.O.Box 78182, Sandton, 2146
Tel: +27 (0) 11 301 1800
Fax: +27 (0) 11 301 1840
Listing code TSX - GBG
Listing code AMEX - GBN
Listing code JSE - GBG

GREAT BASIN GOLD LIMITED

21 October 2008

Jill Davis
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
WASHINGTON, D.C.
20549-7010

Dear Mrs Davis

GREAT BASIN GOLD LTD.
FORM 40-F FOR FISCAL YEAR ENDED DECEMBER 31, 2007
FILED APRIL 1, 2008
RESPONSE LETTER FILED AUGUST 13, 2008
FILE NO. 001-31729

We acknowledge receipt of your letter dated October 7, 2008 regarding the review of the response letter filed on August 13 2008.

We are currently working on our responses to the comments from your office and should be in a position by November 30, 2008 to provide you with our responses and actions taken.

The Company acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

Lou van Vuuren
CHIEF FINANCIAL OFFICER